August 31, 2009

Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CreXus Investment Corp.
Amendment No. 2 to Form S-11
Filed August 14, 2009
File No. 333-160254

Dear Ms. Gowetski:

     On behalf of our client, CreXus Investment Corp., a Maryland corporation (“CreXus”), set forth below are the responses of CreXus to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated August 27, 2009 (the “Comment Letter”) regarding the above referenced Amendment No. 2 to Form S-11 (the “S-11”).

     CreXus is filing today Amendment No. 3 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are CreXus’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Amendment No. 2 to Form S-11

Risk Factors, page 16

The conservatorship of Fannie Mae and Freddie Mac and related efforts..., page 27

     1.      Please limit this risk factor to a description of the risks associated with federal conservatorship of these entities and only as much additional information as necessary to place the risk in context. As appropriate, you may provide a more detailed description of actions taken by the federal government in another section of the prospectus.

Jennifer Gowetski
August 31, 2009

     Response

The disclosure has been revised in response to this comment. See pages 27-28.

Our Financing Strategy, page 80

     2.      We note your revised disclosure in response to comment 7. Please disclose your planned method of financing if you are unable to obtain financing through the TALF.

     Response

The disclosure has been revised in response to this comment. See page 82.

Historical Performance, page 88

     3.      We note your response to comment 8. Please amend your disclosure to include this information.

     Response

The disclosure has been revised in response to this comment. See page 91.

     4.      We reissue comment 10, in part. Please revise to clarify which programs are included in the “Nonpublic Programs” tables on pages 92-94.

     Response

The disclosure has been revised in response to this comment. See page 94.

     5.      We note your revised disclosure in response to comment 12. Please identify, by footnote or otherwise, the services included in the “Additional Services” line item in Table II on page 92. In addition, we note from your response that Annaly does not have a sponsor or manager and, therefore, no fees or other compensation are paid. Please indicate this, by footnote or otherwise, in Table II on page 88.

     Response

The disclosure has been revised in response to this comment. See pages 95 and 89, respectively.

Item 36. Financial Statements and Exhibits, page II-2

Jennifer Gowetski
August 31, 2009

     6.      We note the statement in your draft tax opinion that: “Only the Company and those who purchase common stock offered pursuant to the Registration Statement may rely on these opinions. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose.” Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. For example, please revise to clarify that secondary purchasers also may rely on the opinion.

     Response

      The draft tax opinion has been revised in response to this comment by striking the reliance limitation in its entirety and is attached as Exhibit A to this letter.

     If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

Phillip J. Kardis II

cc:	R. Nicholas Singh, Esq.
Valerie Ford Jacob, Esq.
Paul D. Tropp, Esq.

Jennifer Gowetski
August 31, 2009

Exhibit A

Form of Exhibit 8.1 Opinion of K&L Gates LLP

September [ ], 2009

CreXus Investment Corp.
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

Re:	Status as a Real Estate Investment Trust; Information in the
Registration Statement under the heading “Certain Federal
Income Tax Considerations”

Dear Sir or Madam:

     In connection with the initial public offering of shares of common stock in CreXus Investment Corp., a Maryland corporation (the “Company”), pursuant to the Registration Statement on Form S-11, filed with the Securities Exchange Commission on June 26, 2009, as amended (the “Registration Statement”), you have requested our opinion concerning (i) the qualification and taxation of the Company as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the information in the Company’s Registration Statement under the heading “Certain Federal Income Tax Considerations.”

     In formulating our opinions, we have reviewed and relied upon the charter of the Company and the Registration Statement. In addition, we have relied upon the Company’s certificate (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain factual representations relating to the organization and proposed operation of the Company. Where such factual representations in the Officer’s Certificate involve terms defined in the Code, the regulations promulgated by the Department of the Treasury (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and we are satisfied that the Company’s representatives understand such terms and are capable of making such factual representations. We have also relied upon representations that the information presented in the Registration Statement accurately and completely describes all material facts. We have not verified any of those assumptions.

Jennifer Gowetski
August 31, 2009

     In rendering these opinions, we have assumed that the Company will be operated in the manner described in its organizational documents and in the Registration Statement.

Based upon and subject to the foregoing, it is our opinion that:

     1. Commencing with its taxable year ending December 31, 2009, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation, as described in the Registration Statement and as represented in the Officer’s Certificate, will enable it to satisfy the requirements for qualification as a REIT under the Code.

     2. The statements in the Registration Statement under the heading “Certain Federal Income Tax Considerations”, to the extent that such statements constitute matters of law, summaries of legal matters, or legal conclusions, have been reviewed by us and are correct in all material respects and accurately describe the federal income tax considerations that are likely to be material to a holder of the Company’s common stock.

     Our opinion is based on the Code, the Regulations, and the interpretations of the Code and such Regulations by the courts and the Service, all as they are in effect and exist at the date of this letter. It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or any investment therein.

     Notwithstanding any express or implied agreement, arrangement, or understanding to the contrary, the Company (and any employee, representative, or other agent of the Company) may disclose this opinion to any and all persons.

     We consent to the reference to our firm under the caption “Certain Federal Income Tax Considerations” in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended.

Very truly yours,